FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2015

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Total Voting Rights dated 29 May 2015
Exhibit No. 2	Director/PDMR shareholding dated 08 June 2015
Exhibit No. 3	RBS notes credit ratings action by S&P dated 09 June 2015

Exhibit No. 1

The Royal Bank of Scotland Group plc
Total Voting Rights - Conformity with the Disclosure and Transparency Rules

In conformity with the Disclosure and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 29 May 2015:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			29-May-2015
Ordinary shares of £1	6,436,308,869	4	25,745,235,476
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Total:	6,437,208,869		25,748,835,476

of which none are held in Treasury.

There are also 51,000,000,000 Series 1 class B shares of £0.01 in issue which carry no voting rights.

The above figures may be used by shareholders of the respective classes of shares as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in their shareholding, under the FCA's Disclosure and Transparency Rules.

Exhibit No. 2

The Royal Bank of Scotland Group plc
8 June 2015

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY
IN ACCORDANCE WITH DTR 3.1.2R AND DTR 3.1.4R

The Royal Bank of Scotland Group plc (the "Company") announces that conditional deferred awards over ordinary shares of £1 in the Company ("Shares") vested on 8 June 2015 to the Persons Discharging Managerial Responsibility ("PDMRs") set out below. The conditional deferred awards were granted under the RBS 2014 Employee Share Plan (the "ESP") on 9 March 2015. The number of Shares sold to meet relevant tax liabilities arising on vesting and the number of vested Shares retained by each PDMR is set out below:-

PDMR	No. of Shares vested	No. of Shares sold to satisfy relevant tax liability	No. of vested Shares retained

Mark Bailie	118,314	55,692	62,622
Chris Marks	118,314	55,692	62,622

The market price per Share on the date of vesting was £3.558. Vested Shares retained after payment of relevant tax liabilities are subject to a six month retention period from vesting and are held in the Computershare Retained Shares Nominee account.  Malus provisions applied up to the vesting date and clawback provisions will apply for a period of seven years from the date of grant.

For further information contact:-
RBS Media Relations - +44(0)131 523 4205

Person responsible for making notification:-
Aileen Taylor, Company Secretary

Exhibit No. 3

The Royal Bank of Scotland Group plc

RBS notes credit ratings action by S&P

9 June 2015

The Royal Bank of Scotland Group plc ("RBS") notes the decision by Standard & Poor's Rating Services ("S&P") to:

• downgrade the long-term counterparty credit rating of The Royal Bank of Scotland plc and certain of its subsidiaries by one notch to BBB+ from A-;

• downgrade the long-term counterparty credit rating of Ulster Bank Limited and Ulster Bank Ireland Limited by one notch to BBB from BBB+;

• affirm the short-term rating of The Royal Bank of Scotland plc and certain of its subsidiaries at A-2; and

• move the ratings of The Royal Bank of Scotland plc and certain of its subsidiaries to Outlook Stable from Credit Watch Negative.

S&P summary credit ratings:

Entity	Long-term credit rating	Outlook	Short term rating
The Royal Bank of Scotland plc	BBB+	Stable	A-2
National Westminster Bank plc	BBB+	Stable	A-2
The Royal Bank of Scotland N.V.	BBB+	Stable	A-2
RBS Securities Inc.	BBB+	Stable	A-2
Ulster Bank Limited	BBB	Stable	A-2
Ulster Bank Ireland Limited	BBB	Stable	A-2

For further information, please contact:

RBS Investor Relations

Matthew Richardson
Head of Debt Investor Relations
+44 (0) 20 7678 1800

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 June 2015

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary